Willkie Farr & Gallagher LLP Letterhead

February 23, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Reserve Fund
(Investment Company Act File No. 811-02033)
Reserve Tax-Exempt Trust
(Investment Company Act File No. 811-03696)
Reserve New York Tax-Exempt Trust
(Investment Company Act File No. 811-03814)
Reserve Municipal Money-Market Trust
(Investment Company Act File No. 811-10533)
Reserve Short Term Investment Trust
(Investment Company Act File No. 811-21492)
Hallmark Equity Series Trust
(Investment Company Act File No. 811-07734)
Hallmark Investment Series Trust
(Investment Company Act File No. 811-00879)
Response to Comments

Ladies and Gentlemen:

On behalf of above-referenced trusts (collectively, the “Trusts”), please find responses to comments provided by Richard Pfortde of the Staff of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with Rose F. DiMartino, David Joire and Robert C. Blaustein of our firm on February 16, 2007 regarding the preliminary proxy statement on Schedule 14A filed (the “Preliminary Proxy”) with the SEC on February 2, 2007.

For the convenience of the SEC Staff, questions and comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s questions and comments with representatives of the Trusts.  The Trust’s responses to the Staff’s questions and comments are set out immediately under the restated question.  Capitalized terms used herein but not defined will have the meanings set forth in the Preliminary Proxy.

Shareholder Notice

1.             Comment.  The notice of the special shareholder meeting states “… an abstention by a shareholder from voting on Proposals 2, 3, 4, 5, 6(a), 6(b), 6(c), 7, 8 and 9 will have the same effect as a negative vote as to that matter.”  Please clarify whether this is meant to apply to shareholders who have not returned their proxy statement.

Response.  Disclosure has been provided in the Prospectus/Proxy Statement clarifying that the statement refers to shareholders who return proxy cards and indicate on the card that they abstain with respect to a particular proposal, in addition to a failure to return their proxy card.

Summary of Voting Requirements

2.             Comment.  The Preliminary Proxy states that any shares of the HEST and/or HIST Funds that have been redeemed between the designated Record Date and the date of the Meeting (or any adjournment thereof) will not be counted as shares outstanding in determining if the percentage of shareholders represented in person or by proxy is sufficient to constitute a quorum or if the numbers of shares needed to approve any proposal has been obtained, and will not be entitled to vote at the Meeting.  Please provide disclosure discussing the treatment shareholders who redeem shares of the remaining Trusts.

Response.  The entire passage has been deleted from the final Proxy Statement and therefore the additional disclosure was not included.

3.             Comment.  Please explain what will occur in the event different classes of the same fund vote differently with respect to a proposal.

Response.  Disclosure has been included explaining that the fee and distribution agreements are applicable on a class by class basis, and that the new agreements would take effect only for the classes which approve the proposals, independent of the outcome with respect to other classes.

4.             Comment.  Please consider removing any language discussing broker non-votes and adjournments appearing in the “Summary of Voting Requirements” that appears elsewhere in the Preliminary Proxy.

Response.  The language appears in the shareholder notice and is augmented in the section of the Proxy Statement entitled “Summary of Voting Requirements.”  A cross-reference has been added to indicate that the same subject matter is addressed in more detail in the latter section.

5.             Comment.  Please confirm that the Trusts will not adjourn a meeting in order to avoid a proposal being defeated.  Please note that the SEC views adjournments used in this manner unfavorably.

Response.  The Trusts confirm that, in considering whether to adjourn a meeting with respect to a Proposal, the proxy agents will consider all relevant factors, including whether “No”

votes outweigh “Yes” votes and in that case whether the number of proxies received constitute a sufficient representative sample of the shareholders.

Background

6.             Comment.  The Preliminary Proxy states that once the Board realized that two Board members were in fact “interested persons” under Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”) and that the Board was therefore not comprised of a majority of independent Trustees, the situation was “immediately rectified.”  Please include additional disclosure explaining how the situation was “immediately rectified.”

Response.  Additional disclosure clarifying the statement has been included.

7.             Comment.  The Preliminary Proxy states that initial Board approval of the “Comprehensive Fee” Investment Management Agreements for certain classes of other Funds did not appear to be appropriately documented.  Please provide additional disclosure explaining this statement.

Response.  Disclosure has been added explaining this statement.

8.             Comment.  Please provide disclosure indicating that internal controls have been implemented to ensure that the Trusts will be able to appropriately identify “Independent Trustees” going forward.

Response.  The requested disclosure has been added to the Proxy Statement.

9.             Comment.  Indicate when the Board approved certain actions described in the section entitled “Board Actions” and discuss how the funds of the Trusts have been operating in the interim prior to the shareholder meeting.

Response.  The requested disclosure has been added to the Proxy Statement.

Proposal 1

10.          Comment.  Confirm that there is sufficient support for the statement that “[t]he Trustees Nominees have had distinguished careers in finance, marketing and other areas…”

Response.  The applicable Trust confirms that there is sufficient support for the statement noted above.

11.          Comment.  Please add disclosure concerning what actions the applicable Board will take in the event shareholders do not approve Proposal 1.  Add similar disclosure concerning the other proposals where applicable.

Response.  Disclosure has been added concerning this and other proposals.

Proposal 2

12.          Comment.  The Preliminary Proxy discloses that the fees and terms will be identical under the “Comprehensive Fee” Investment Management Agreements and the New Management Agreements.  Please clarify whether the obligations of the adviser will also be identical.

Response.  Disclosure has been added clarifying that the obligations of the adviser will also be identical under the New Management Agreement.

13.          Comment.  Confirm whether the fees to be paid to sub-advisers by the adviser were considered by the Board in approving the New Management Agreements.

Response.  The Trusts confirm, as applicable, that the Boards considered the fees paid to sub-advisers by the adviser in approving the New Management Agreements.

Proposal 9

14.          Comment.  In order to avoid shareholder confusion, please replace the defined term “Tax-Exempt Funds” with a term which will clarify that the Funds may no longer be considered tax-exempt if the fundamental investment policy is changed to allow for AMT-eligible investments with respect to greater than 20% of such Funds’ net assets.

Response.  The disclosure has been revised to refer to the applicable Funds as “Municipal Funds” and not as “Tax-Exempt Funds” and to make other corresponding changes.

15.          Comment.  State whether the funds may invest up to 100% of their assets in investments the interest on which is subject to the alternative minimum tax if Proposal 9 is approved.

Response.  Disclosure has been added stating that the funds may invest up to 100% of their assets in investments the interest on which is subject to the AMT if Proposal 9 is approved.

Exhibits

16.          Comment.  Exhibit D states that certain Trustee Nominees received compensation for attending Board Meetings prior to their nomination.  Please confirm that (a) this presents no issues under Section 2(a)(19) under the 1940 Act or state law and (b) the Trustee Nominees did not vote at such meetings.

Response.  The Trusts confirm that (a) the attendance and payment of certain trustee nominees for attending certain Board meetings by the applicable Trust presents no issues under Section 2(a)(19) of the 1940 Act and (b) the trustees nominees did not vote at such meetings.  The Section 2(a)(19) issue was considered by the Board, legal counsel to the Trusts, and independent legal counsel of the Independent Trustees, and the compensation was approved by a vote of the Independent Trustees, after discussion with the management team.  The Trustee Nominees, in anticipation of the shareholder meeting discussed in the Preliminary Proxy, routinely attended Board Meetings, provided the benefit of their expertise and advice, and took the opportunity to learn about the funds which they will oversee if elected.  Due to the unusual nature of the time period prior to the shareholder meeting, the Independent Trustees believed such compensation was reasonable and appropriate.

17.          Comment.  In Exhibit K on page K-4, please disclose the component of the “Comprehensive Fee” which is paid for advisory services.

Response.  The requested disclosure has been added to the Proxy Statement.

18.          Comment.  In Exhibit L, clarify what is included in the “extraordinary expenses” that the Reserve Funds will be responsible for paying as indicated in paragraph 2 of the Form of “Comprehensive Fee” Investment Management Agreement.  Indicate whether proxy expenses are considered “extraordinary expenses.”

Response.  The language included is standard within the industry and the language is included in “Comprehensive Fee” Investment Management Agreements that have already been approved by the Boards at in-person meetings.  In addition, it is difficult to precisely define what “extraordinary expenses” will be as it contemplates foreseeing every type of unexpected or extraordinary expense that can arise in the future.  Concerning the expenses of the proxy solicitations, for open-end funds, such as each of the funds in the Preliminary Proxy, proxy solicitation expenses will often, but certainly not always, be “extraordinary expenses.”  The Trusts note, however, that the adviser will be paying all of the fees associated with the proxy solicitation, including the fees related to routine matters (with the exception of certain brokerage expenses which may be incurred if the Hallmark assets are liquidated).

19.          Comment.  Confirm whether the term “Management Fee” in paragraph 3 (“Compensation of the Manager”) on Exhibit L(A)(2) is equivalent to the “Comprehensive Fee.”

Response.  The Trust so confirms with respect to this term.

20.          Comment.  Discuss whether the schedules to the Form of New “Comprehensive Fee” Investment Management Agreements provided on Exhibit L will be included in the final proxy statement.

Response.  The applicable Trusts believe the completed schedules would be potentially confusing to shareholder and provide no additional disclosure as the “comprehensive fees” to be paid by shareholders of each class of each fund under the New Management Agreements is available in Exhibits J and O.

21.          Comment.  With respect to certain fee tables provided in Exhibit U, certain of the footnotes appear redundant or refer to incorrect line items.  Please revise the footnotes to eliminate any redundancy and correct the references to certain line items.  In addition, certain of the total annual operating expenses (after waivers) do not correlate with the fee waiver/reimbursement information provided.  Please also revise the information provided to make the total annual expenses calculations consistent with the fee waiver/reimbursement information provided.

Response.  The appropriate footnote references have been revised and any redundant footnotes eliminated.  In addition, any inconsistent calculations with respect to total annual operating expenses and accompanying footnotes been corrected.

22.          Comment.  Please provide Tandy representations to accompany the Trusts’ responses to Staff comments.

Response.  The Trust hereby represents that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

a)              the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

b)             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

c)              the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8797 or David Joire at
(202) 303-1262.

Very truly yours,

/s/ Robert Blaustein
Robert C. Blaustein

Enclosures

cc:           Richard Pfortde, Division of Investment Management, SEC

Kim Browning, Division of Investment Management, SEC

Edmund P. Bergan, Esq., Reserve Management Company, Inc.

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

David Joire, Esq., Willkie Farr & Gallagher LLP